Exhibit 99.1

TuanChe to Hold 2019 Annual General Meeting on November 15, 2019

BEIJING, October 7, 2019 — TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that it would hold its 2019 annual general meeting of shareholders at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China on November 15, 2019, at 10:00 a.m. China Standard Time.

The proposals to be submitted for shareholders’ approval at the annual general meeting include (1) the removal and appointment of certain directors for the board of directors of the Company (the “Board”), (2) the removal and appointment of the committee members of the audit committee of the Board, the compensation committee of the Board and the nominating and corporate governance committee of the Board, (3) the ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2019, and (4) amendment of Article 90(c) of the Seventh Amended and Restated Articles of Association of TuanChe Limited. The Board has fixed October 11, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com